SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     T                    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                            No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement on first quarterly results for 2008 of China Petroleum & Chemical Corporation (the “Registrant”), each made by the Registrant on April 25, 2008.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0386)

First Quarterly Results for 2008

   Pursuant to the regulations of the China Securities Regulatory Commission, China Petroleum & Chemical Corporation is required to publish a quarterly report for each of the first and third quarters.

   All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards for Business Enterprises and the International Financial Reporting Standards.

   This announcement is made pursuant to Rule 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.           Important Notice

1.1           The Board of Directors and the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2           This quarterly results announcement has been reviewed and approved at the twentieth meeting of the Third Session of the Board of Directors of Sinopec Corp.

1.3           The financial statements contained in this announcement have not been audited.

1.4           Mr. Su Shulin, Chairman of the Board of Directors of Sinopec Corp., Mr. Wang Tianpu, Director and President of Sinopec Corp., Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Deputy Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

§2 Basic Information of Sinopec Corp.

2.1           Principal accounting data and financial indicators

2.1.1        Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”)

	At 31 March 2008	At 31 December 2007	Changes compared with the preceding year-end (%)
Total assets (RMB millions)	773,761	718,572	7.68
Shareholders’ Equity attributable to the equity shareholders of the Company (RMB millions)	314,529	300,949	4.51
Net assets per share attributable to the equity shareholders of the Company (RMB)	3.628	3.471	4.51
	Three-month period ended 31 March 2008	Three-month period ended 31 March 2007	Changes compared with the same period of the preceding year (%)
Net cash flow from operating activities (RMB millions)	5,255	33,289	(84.21)
Net cash flow from operating activities per share (RMB)	0.061	0.384	(84.21)
Net profit attributable to the equity shareholders of the Company (RMB millions)	6,701	19,582	(65.78)
Basic earnings per share (RMB)	0.077	0.226	(65.78)
Basic earnings per share before extraordinary gain and loss (RMB)	(0.002)	0.227	(100.88)
Diluted earnings per share (RMB)	0.050	0.226	(77.88)
Fully diluted return on net assets (%)	2.130	7.022	(4.892) percentage point
Fully diluted return (before extraordinary gain and loss) on net assets	(0.001)	7.050	(7.051) percentage points

	Extraordinary gain and loss	Three-month period ended 31 March 2008 (Income) /Expenses (RMB millions)
	Gain on disposal of fixed assets	(2)
	Employee reduction expenses	19
	Donations	53
	Gain on disposal of long-term equity investment	(4)
	Other non-operating income and expenses	(7,321)
	Written back on provisions for impairment losses in previous years	(31)
	Subtotal	(7,286)
	Tax effect	3
	Total	(7,283)
	Attributable to the equity shareholders of the Company	(6,907)
	Minority interest	(376)

2.1.2 Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	At 31 March 2008	At 31 December 2007	Changes compared with the preceding year-end (%)
Total assets (RMB millions)	789,534	732,725	7.75
Total equity attributable to equity shareholders of the Company (RMB millions)	320,374	307,433	4.21
Net assets per share (RMB)	3.695	3.546	4.21
Adjusted net assets per share (RMB)	3.627	3.466	4.65
	Three-month period ended 31 March 2008	Three-month period ended 31 March 2007	Changes compared with the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	2,663	31,139	(91.45)
Profit attributable to equity shareholders of the Company (RMB millions)	6,062	19,609	(69.09)
Basic earnings per share (RMB)	0.070	0.226	(69.09)
Diluted earnings per share (RMB)	0.043	0.226	(80.97)
Return on net assets (%)	1.892	6.908	(5.016) percentage point

2.1.3 Major difference between the net profit for the first quarter of 2008 and shareholders' equity as at 31 March 2008 under ASBE and IFRS

2.1.3.1 Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Three-month periods ended 31 March
	2008	2007
	RMB millions	RMB millions

Net profit under ASBE(including minority interests)	6,644	20,454
Adjustments:
Oil and gas properties	(800)	88
Reduced amortisation on revaluation of land use rights	7	7
Effects of the above adjustments on taxation	155	(68)
	－－－－－－－	－－－－－－－
Profit for the period under IFRS	6,006	20,481
	=============	=============

2.1.3.2 Effects of major differences between the shareholders’ Equity under ASBE and that under IFRS are analysed as follows:

	At 31 March 2008	At 31 December 2007
	RMB millions	RMB millions

Shareholders' equity under ASBE (including minority interests)	340,332	326,347
Adjustments:
Oil and gas properties	10,539	11,339
Reduced amortisation on revaluation of land use rights	(1,035)	(1,042)
Effects of the above adjustments on taxation	(3,731)	(3,886)
	－－－－－－－	－－－－－－－
Total equity under IFRS	346,105	332,758
	=============	=============

2.2 Number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Number of shareholders as at 31 March 2008	Number of shareholders of Sinopec Corp. as at 31 March 2008: 1,357,265, including 1,350,463 holders of A shares and 6,802 holders of H shares.
Top ten shareholders holding shares without selling restrictions
Name of shareholders (Full Name)	Number of shares held at the end of the reporting period (10,000 shares)	Type of shares (A, B, H share or others)
HKSCC (Nominees) Limited	1,669,913.2	H
China Petrochemical Corporation	433,512.2	A
Guotai Junan Securities Co., Ltd.	37,990.6	A
Boshi Theme Industry Stocks & Securities Investment Fund	12,196.3	A
E Fund 50-Index Securities Investment Fund	11,819.0	A
Tongde Securities Investment Fund	5,030.6	A
Boshi Selected Stocks & Securities Investment Fund	4,207.6	A
National Social Security Fund - 106	3,700.0	A
SSE Dividend Transaction Type Open Index Securities Investment Fund	3,658.4	A
SSE 50 Transaction Type Open Index Securities Investment Fund	3,184.8	A

2.3 Business Review

In the first quarter of 2008, China’s economy kept growing at a relatively fast speed. The prices of international crude oil continued to go up. The prices of oil products in China were still under tight control. The demands for petrochemical products carried on their trend of reasonable growth. The prices of petrochemical products remained on a relatively high level. The Company took proactive measures to cope with the changes arising in the market and ensure its supply of products into the market. Besides, the Company also attached importance to production safety, energy conservation and effluent reduction, intensified its corporate management practices, improved its product mix, and kept growing in its oil and gas production, crude oil processing volume, sales volume of oil products and yield of ethylene. In a word, the Company has recorded good results of production and business operation.

Exploration and Production Segment: The Company seized the opportunity of high crude oil prices, and developed more marginal oil reserves and actively facilitated the construction of Sichuan-East China gas project. Output of crude oil and natural gas of the Company in the first quarter was increased by 3.39% and 3.06%, respectively, over the same period of last year.

Refining Segment: The Company has kept its facilities operating safely at full capacity, enhanced its processing volume of crude oil of lower quality, and increased the output of oil products, so as to ensure the domestic demands to be satisfied. The refining throughput of the Company in the first quarter was increased by 9.57% over the same period of last year.

Marketing and Distribution Segment: The Company pooled resources by multiple means, employed many measures such as outsourcing and importation from abroad to increase its supply volume of oil products, thus ensuring the stable supply to the market. Also, it made active efforts to promote the sales of oil products of high grade, improved the services of its petrol stations, made greater efforts in planning out its resources, optimized its marketing network and logistic operations, thus further enhanced its total sales volume and retail volume. The Company’s domestic sales and retail volume of oil products in the first quarter was increased by 9.87% and 17.59%, respectively, over the same period of last year.

Chemicals Segment: The major chemical production facilities of the Company maintained stable full-load operation, production volume and sales volume of chemical products increased steadily, the advantages of centralized sales were brought into further play. The Company’s production of ethylene and synthetic resin in the first quarter was increased by 3.85% and 4.97%, respectively, over the same period of last year.

Summary of Principal Operating Results for the First Quarter

	Operating Data	Unit	Three-month period ended 31st March		Changes (%)
			Year 2008	Year 2007
Exploration and Production
	Crude oil production	10 thousand tonnes	1033.30	999.43	3.39
	Natural gas production	100 Million cubic meters	20.57	19.96	3.06
	Realised crude oil price	RMB/tonne	3943.01	2582.70	52.67
	Realised natural gas price	RMB/thousand cubic meters	916.79	799.27	14.70
Refining (Note 1)
	Crude processing volume	10 thousand tonnes	4188.53	3822.67	9.57
	Gasoline, diesel and kerosene production	10 thousand tonnes	2553.52	2245.79	13.70
Of which:	Gasoline	10 thousand tonnes	692.99	619.41	11.88
	Diesel	10 thousand tonnes	1660.86	1439.43	15.38
	Kerosene	10 thousand tonnes	199.67	186.95	6.80
	Light chemical feedstock	10 thousand tonnes	629.09	615.46	2.21
	Light yield	%	74.45	73.72	0.73 percentage point
	Refining yield	%	93.81	93.45	0.36 percentage point
Marketing and Distribution
	Total domestic sales of refined oil products	10 thousand tonnes	3017.70	2746.60	9.87
Of which:	Retail	10 thousand tonnes	2027.60	1724.30	17.59
	Distribution	10 thousand tonnes	489.10	469.80	4.09
	Wholesale	10 thousand tonnes	501.00	552.40	(9.30)
	Total number of service stations	Stations	29130	28885	0.85
Of which:	Owned and self-operated	Stations	28477	28075	1.43
	Franchised	Stations	653	810	(19.38)
	Throughput per petrol station of owned and self-operated (Note 2)	Tonne/station	2848	2457	15.91
Chemicals (Note 3)
	Ethylene	10 thousand tonnes	169.51	163.23	3.85
	Synthetic resins	10 thousand tonnes	248.15	236.40	4.97
	Synthetic rubbers	10 thousand tonnes	22.62	18.88	19.81
	Monomers and polymers for synthetic fibers	10 thousand tonnes	199.39	190.96	4.42
	Synthetic fibers	10 thousand tonnes	35.49	35.52	(0.09)
	Urea	10 thousand tonnes	28.27	36.56	(22.69)

Notes 1: The processing volume of crude oil and the output of gasoline, kerosene and diesel have included those of the five refineries including Zhanjiang Dongxing etc. which were taken over from Sinopec Group Company in 2007.

Notes 2: Throughput per service station data is an annualized average;
Notes 3: Included 100% output of BASF-YPC and Shanghai Secco.

Capital Expenditure: In the first quarter, capital expenditure of the Company aggregated at approximately RMB 15,034 million, of which the capital expenditure of the Exploration and Production Segment was RMB 7,698 million. Sichuan-East China Gas Project progressed smoothly. Capital expenditure of the Refining Segment was approximately RMB 1,773 million. The refining project in Qingdao with an annual capacity of 10 million tonnes/year and other revamping projects for upgrading oil products’ quality in Wuhan and other places have all proceeded smoothly. Capital expenditure of the Chemical Segment was RMB 2,097 million, which were mainly used for ethylene project in Tianjin of 1 million tonnes/year and ethylene project in Zhenhai of 1 million tonnes/year and PX project in Jinling of 600 thousand tonnes/year. Capital expenditure of the Marketing and Distribution Segment was RMB 3,092 million, achieving outstanding performance in the construction of service stations in key areas with 100 service stations added. Capital expenditure of headquarters and others was RMB 374 million.

§3 Significant Events

3.1 Significant changes of key accounting items and financial indices of the Company and the reasons for the changes:

Item	At 31 March 2008	At 31 December 2007	Increase/(decrease)		Changes compared with the same period of the preceding year
			Sum	Percentage
	RMB millions		RMB millions	%
Cash at bank and in hand	28,397	8,364	20,033	240	Mainly due to the Company’s received subsidies and received cash from its issue of convertible bonds with warrants within the reporting period
Advance payments	14,462	9,402	5,060	54	Mainly due to the increased pre-payment of the crude oil import duty margin and the increased pre-payment of equipment cost
Other receivables	7,356	11,822	(4,466)	(38)	Mainly due to the offsetting of other receivables by the subsidies received in the reporting period
Debentures payable	62,108	42,606	19,502	46	Mainly due to the Company’s issue of convertible bonds with warrants in the reporting period

Item	At 31 March 2008	At 31 March 2007	Increase/(decrease)		Changes compared with the same period of the preceding year
			Sum	Percentage
	RMB millions		RMB millions	%
Operating income	332,010	277,149	54,861	20	Mainly due to the domestic high-standing prices of petrochemical products and the Company’s active efforts in enhancing the sales volume of its petrochemical products
Cost of sales	295,510	226,698	68,812	30	Mainly due to the increase of purchasing costs of raw materials as a consequence of the rise of crude oil prices and the enhancement of the sales volume of petrochemical products.
Sales taxes and surcharges	13,737	6,475	7,262	112	Mainly due to the increase of petroleum special proceeds
Financial expenses	765	1,503	(738)	(49)	Mainly due to the increase of net exchange gains
Impairment loss	9,012	13	8,999	69,223	Mainly due to the prices of finished oil products being controlled and the devaluation of crude oil because of the rise of crude oil purchasing costs in the 1st quarter
Fair value gain	2,996	-	2,996	-	Due to the variations of the fair value of H share convertible bond embedded derivatives incurred by such factors as the change in the estimated value of the Company’s H shares, etc.
Investment income	779	1,195	(416)	(35)	Mainly due to the reduced returns of investment in joint ventures and affiliated companies
Non-operating income	7,452	62	7,390	11,919	Mainly due to the confirmed subsidy proceeds in 2008
Income tax	190	7,793	(7,603)	(98)	Mainly due to the influence by the year-on-year decrease of total profits on the income tax payable in the reporting period

3.2 The progress of significant events and their impacts as well as the analysis and explanations for the solutions

3.2.1 Connected transactions

The aggregate amount of connected transactions actually occurred in relation to the Company during the reporting period was RMB 68.957 billion, of which, RMB 26.911 billion was paid out by the Company, and RMB 42.047 billion (including, RMB 41.969 billion of sales of products and services, RMB 2 million of interest income and RMB 75 million of income from agency fee) was received by the Company. During the reporting period, the products and services provided by Sinopec Group (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB 20.198 billion, representing 6.0% of the Company’s operating expenses of the reporting period; the ancillary and social services provided by Sinopec Group to the Company amounted to RMB 392 million, representing 0.12% of operating expenses of the reporting period. During the reporting period, the product sales from the Company to Sinopec Group amounted to RMB 17.454 billion, representing 5.25% of the Company’s operating revenue.

3.2.2 Issuance of Bonds with Warrants in Domestic Market

At the third extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 15 November 2007, the proposal relating to the issuance of bonds with warrants (“Bonds with Warrants”) was reviewed and approved. The proceeds from issuance will be used to fund the Sichuan-East China Gas Project, Tianjin 1 million tonnes per annum (tpa) ethylene project, Zhenhai 1 million tpa ethylene project and repayment of bank loans. The proceeds from the exercise of warrants, if exercised, will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan ethylene project, repayment of bank loans or replenishment of working capital of Sinopec Corp. The issuance of Bonds with Warrants in the amount of up to RMB 30 billion was approved by China Securities Regulatory Commission (CSRC) on 31 January 2008. The Bonds with Warrants were issued on 20 February 2008. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants were distributed with exercise ratio of 2 to 1 and a term of 2 years. The bonds and warrants were listed on Shanghai Stock Exchange on 4 March 2008.

3.2.3 Subsidies

Since 2007, the international prices of crude oil have been soaring up. Domestic prices of oil products have been kept under tight control, and have even turned out lower than the prices of crude oil. Some local refineries have experienced insufficient operation and even discontinued their production work. Besides, due to the increased consumption of diesel oil in wintertime, the oil products markets in some regions have began to see a short supply scene. In order to ensure the smooth operations of the finished oil products market, the Company has taken multiple measures to enhance its production of oil products, purchased oil products from local refineries at high prices, in an effort to ensure its supply of oil products to the domestic market. These measures have worked out salient results, but have also given rise to a relatively big loss in the refining segment of the Company. In March 2008, the Company received subsidies in the amount of RMB 12.3 billion; among others, RMB 4.9 billion was incorporated into the subsidy income of 2007, and RMB 7.4 billion was incorporated into the subsidy income of the first quarter of 2008.

3.2.4 Proposal to issue domestic corporate bonds

The 19th meeting of the 3rd Board of Directors of Sinopec Corp. has passed on 3 April 2008 the proposal with regard to the issue of domestic corporate bonds with a total amount of no more than RMB 20 billion yuan, and will submit this proposal to the annual general meeting of shareholders to be held on 26 May 2008 for review and approval. It is intended to use a raised fund of RMB 10 billion yuan to adjust the Company’s current debt structure; and the remaining funds raised are intended to be used to replenish the Company’s working capital and improve the Company’s funding condition.

3.3 Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

□applicable                                √not applicable

3.4 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□applicable                                √not applicable

3.5 The Company’s holding of stock shares issued by other listed companies and its securities investments

No.	Stock code	Shortened as	Quantity of stock shares held	Shareholding ratio in this company	Initial cost of investment	Accounting settlement heading
1	384 (Hong Kong)	China Gas Holdings	210 million shares	6.5%	HK$ 128 million	Long-term equity investment
Other securities investments held at the end of the reporting period			-	-	-	-
Total			-	-	-	-

In addition, Sinopec Corp. has not held any non-listed financial enterprise, or equity interests of any company to be listed in future, and has not conducted any purchase or sale of stock shares of any other listed company, either.

3.6 This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board of Directors China Petroleum & Chemical Corporation Su Shulin Chairman
Beijing, the PRC

25 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 28, 2008